Exhibit 16.1
June 29, 2017

Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re: Rimini Street, Inc.

Dear Sirs:

We have received a copy of the proposed disclosure in response to Item 17(b)(6) as it is expected to appear in the joint proxy statement/prospectus included in the Registration Statement on Form S-4 (the “Form S-4”) of GP Investments Acquisition Corp. (“GPIAC”) relating to the proposed business combination of GPIAC and Rimini Street, Inc. (“Rimini Street”) and have attached it as an appendix to this letter.  We agree with the statements made that appendix insofar as they relate to our Firm.

Sincerely,

/s/ BDO USA, LLP

BDO USA, LLP

APPENDIX

RIMINI STREET CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BDO USA, LLP (“BDO”) audited the consolidated financial statements of Rimini Street for the year ended December 31, 2013.  BDO had also performed an audit for the year ended December 31, 2014, and issued a report dated August 28, 2015.  On December 2, 2016, BDO communicated to the audit committee that it effectively withdrew its audit report on the consolidated financial statements for the year ended December 31, 2014.  BDO’s report for the year ended December 31, 2013, did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

On May 25, 2016, the Rimini Street audit committee dismissed BDO as the independent auditor of Rimini Street and engaged KPMG LLP as the independent auditor of Rimini Street commencing with work to be performed in relation to the audit of Rimini Street for the year ended December 31, 2014.  In addition, the Rimini Street audit committee engaged KPMG LLP to audit the consolidated financial statements of Rimini Street for the year ended December 31, 2015 and for the year ended December 31, 2016.

During the period in which BDO served as the independent auditor of Rimini Street, there were no disagreements between BDO and Rimini Street on any matter of accounting principles or practices, financial statements disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of BDO, would have caused BDO to make reference to such disagreements in the firm’s reports on the financial statements of Rimini Street for such periods.  In addition, no reportable events, as defined in Item 304(a)(1)(v) of Regulation S-K, occurred during Rimini Street’s two most recent fiscal years or the interim period preceding the dismissal of BDO.

Rimini Street has provided BDO with a copy of the foregoing disclosure and has requested that BDO furnish Rimini Street with a letter addressed to the SEC stating whether or not BDO agrees with the above statements and, if not, stating the respects in which it does not agree.  A copy of the letter from BDO, in which BDO agrees with the above statements, is filed as an exhibit to the registration statement of which this joint proxy statement/prospectus forms part.